February 11, 2014

VIA EDGAR

Mr. Justin Dobbie, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, DC 20549

RE:	Empire Resorts, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed February 3, 2014

File No. 333-193176

Dear Mr. Dobbie:

Empire Resorts, Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 10, 2014 regarding our Registration Statement on Form S-3, as amended by Amendment No. 1 thereto (the “Registration Statement”) previously filed on February 3, 2014. A marked version of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is enclosed herewith reflecting all changes to the Registration Statement. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Debt Securities, page 17

1.	We note your response to our prior comment 3 and reissue in part. Please refer to the second paragraph of this section. We note that the debt securities offered pursuant to this registration statement may be guaranteed. Please revise the registration statement to register the offering of guarantees, revise the prospectus throughout, as applicable, and file the required opinions of counsel with respect to the guarantees. Alternatively, please confirm that you will not be offering any guarantees, revise this section accordingly and have counsel revise Exhibit 5.1 to remove any references to guarantees. In this regard, refer to the first paragraph of Exhibit 5.1 and clause (viii) thereof.

We respectfully confirm that we will not be offering any guarantees. Amendment No. 2 (page 17) and Exhibit 5.1 (first paragraph) have been revised accordingly.

Exhibit 5.1

2.	Please refer to the third full paragraph on page 2. Please have counsel reconcile the jurisdictional limitation disclosed in this paragraph with the jurisdictions disclosed in the last paragraph on page 6.

We respectfully advise the Staff that Exhibit 5.1 (pages 2, 6) has been revised in accordance with the Staff’s comment.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Tamar Donikyan, Esq. at (212) 370-1300.

Very truly yours,

EMPIRE RESORTS, INC.

By:	/s/ Joseph A. D’Amato
Name:	Joseph A. D’Amato
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP

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